Exhibit 99.1

GFL Environmental Inc. Announces a US$594 million Secondary Offering of Subordinate Voting Shares

VAUGHAN, ON, April 12, 2021 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that certain entities affiliated with BC Partners Advisors L.P., Ontario Teachers’ Pension Plan Board, GIC Private Limited and HPS Investment Partners, LLC (collectively, the “Selling Shareholders”), have entered into an agreement with BMO Capital Markets, RBC Capital Markets and Scotiabank (collectively, the “Underwriters”), pursuant to which the Underwriters have agreed to purchase on a bought deal basis an aggregate of 17,500,000 subordinate voting shares (the “Shares”) held by the Selling Shareholders at an offering price of US$33.95  per Share (the “Offering Price”) for total gross proceeds to the Selling Shareholders of US$594,125,000 (the “Offering”). GFL will not receive any proceeds from the Offering.

The Underwriters have also been granted an over-allotment option (the “Over-Allotment Option”) to purchase up to an additional 2,625,000 Shares from the Selling Shareholders at the Offering Price for additional gross proceeds of US$89,118,750 if the Over-Allotment Option is exercised in full. The Over-Allotment Option can be exercised at any time, in whole or in part, for a period of 30 days from the closing date of the Offering, which is expected to occur on or about April 23, 2021 and is subject to certain customary closing conditions.

The Shares issued pursuant to the Offering and Over-Allotment Option will be offered in all provinces and territories of Canada by way of a prospectus supplement (the “Prospectus Supplement”) to a short form base shelf prospectus (the “Final Base Shelf Prospectus”). The Company has filed a registration statement on Form F-10 (the “Form F-10”), and will file the Prospectus Supplement, with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with the multi-jurisdictional disclosure system established between Canada and the United States (“MJDS”).

The Company has filed a preliminary short form base shelf prospectus (the “Preliminary Base Shelf Prospectus”) and is filing today a concurrent preliminary prospectus supplement with Canadian Securities Commissions and with the SEC in accordance with the MJDS in order to qualify the Shares to be issued pursuant to the Offering and Over-Allotment Option described above. Such Preliminary Base Shelf Prospectus, which remains subject to the review of the Canadian Securities Commissions will qualify the distribution by way of prospectus in Canada of up to US$2 billion of subordinate voting shares, preferred shares, debt securities, warrants, share purchase contracts, subscription receipts, units or any combination thereof, during the 25-month period during which the Final Base Shelf Prospectus will be effective.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

Prospective investors should read the Final Base Shelf Prospectus, Prospectus Supplement and the documents incorporated by reference therein before investing in the Shares. When available, these documents may be accessed for free on SEDAR at www.sedar.com.

GFL has filed the Form F-10 (including a prospectus) with the SEC for the Offering to which this news release relates. Before you invest, you should read the prospectus supplement relating to the Offering, the prospectus in the Form F-10 and other documents GFL has filed with the SEC. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus: in Canada from BMO Capital Markets, Attention: Brampton Distribution Centre C/O The Data Group of Companies, 9195 Torbram Road, Brampton, Ontario, L6S 6H2, or by telephone at 1-905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca and in the United States from BMO Capital Markets Corp., Attention: Equity Syndicate Department, 3 Times Square, 25th Floor, New York, NY 10036, or by telephone at 1-800-414-3627 or by email at bmoprospectus@bmo.com; in Canada from RBC Dominion Securities Inc., 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attention: Distribution Centre, or by telephone at 1-416-842-5349 or by email at Distribution.RBCDS@rbccm.com and in the United States from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, Attention: Equity Syndicate, or by telephone at 877-822-4089 or by email at equityprospectus@rbccm.com; or in Canada from Scotia Capital Inc., Attention: Equity Capital Markets, Scotia Plaza, 64th Floor, 40 King Street West, M5H 3Y2, Toronto, Ontario, or by telephone at 1-416-863-7704 or by email at equityprospectus@scotiabank.com and in the United States from Scotia Capital (USA) Inc., Attention: Equity Capital Markets, 250 Vesey Street, 24th Floor, New York, New York, 10281, or by telephone at 1-212-225-6853 or by email at equityprospectus@scotiabank.com.

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 27 states in the United States. Across its organization, GFL has a workforce of more than 15,000 employees.

Forward-Looking Statements

This news release includes certain “forward-looking statements” within the meaning of applicable securities laws, including statements relating to the proposed Offering, terms of the Offering and the expected closing date of the Offering. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “believes”, “could” or “potential” or variations of such words. Forward-looking statements are based on our opinions, estimates and assumptions in light of our experience, track record and perception of historical trends, current conditions, growth opportunities and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Completion of the proposed Offering is subject to numerous factors, many of which are beyond GFL’s control, including but not limited to, the failure of customary closing conditions and other important factors disclosed previously and from time to time, including, without limitation, risks identified in the “Risk Factors” section of GFL’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, and in our other public filings filed with Canadian Securities Commissions and the U.S. Securities and Exchange Commission. There can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Accordingly, we caution investors not to rely on the forward-looking information contained in this news release when making an investment decision in our securities. The forward-looking information contained in this news release represents our expectations as of the date of this news release (or as the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable U.S. or Canadian securities laws.

For further information: Patrick Dovigi, Founder and Chief Executive Officer +1 905 326-0101, pdovigi@gflenv.com